TerraNova Capital Equities, Inc.

Financial Statements

December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25   AND ENDING 12/31/25
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TerraNova Capital Equities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

420 Lexington Avenue, Suite 1402
_____
(No. and Street)

New York	**NY**	**10170**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Gelb	**212-381-7391**	**pgelb@terracap.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company
_____
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Avenue, Suite 130	**Maitland**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	**1839**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Peter Gelb _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TerraNova Capital Equities, Inc. _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Operating Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of TerraNova Capital Equities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TerraNova Capital Equities, Inc. as of December 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of TerraNova Capital Equities, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TerraNova Capital Equities, Inc. management. Our responsibility is to express an opinion on TerraNova Capital Equities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TerraNova Capital Equities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities and Exchange Act of 1934 and Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Customer Accounts for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of TerraNova Capital Equities, Inc.'s financial statements. The supplemental information is the responsibility of TerraNova Capital Equities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities and Exchange Act of 1934 and Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Customer Accounts for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as TerraNova Capital Equities, Inc.'s auditor since 2022.

Maitland, Florida

April 7, 2026


TerraNova Capital Equities, Inc.

Statement of Financial Condition

As of December 31, 2025



Assets


Cash	$ 53,953
Marketable Securities, at Fair Value	4
Due from Parent	149
Prepaid Expenses	22,139
Other Assets	1,530
Total Assets	**$ 77,775**


Liabilities and Stockholder's Equity


Accounts Payable	$ 815
Accrued Expenses	157,687
Total Liabilities	158,502
Stockholder's Equity	
Common Stock $0.01 Par Value, 250,000 Shares authorized	
15,000 shares issued and outstanding	150
Additional paid-in capital	1,998,792
Accumulated deficit	(2,079,669)
Total Stockholder's Equity	(80,727)
Total Liabilities & Stockholder's Equity	**$ 77,775**


The accompanying notes are an integral part of these financial statements

1


TerraNova Capital Equities, Inc.

Statement of Income

For the Year Ended December 31, 2025

Revenues		
Advisory Fees – Success Fees	$	1,483,197
Advisory Fees		30,000
Other Income:		
Unrealized Loss		(7)
Total Revenues		1,513,190
Expenses		
Commission Expense		1,303,558
Employee Compensation and Benefits		15,561
Management Fees		152,400
Compliance Expense		157,934
Professional Fees		67,296
Occupancy		31,292
Settlement Costs		95,000
Insurance		28,551
Computer & Internet		6,847
Dues & Subscriptions		5,073
Other Expenses		17,897
Total Expenses		1,881,409
Net Income/(Loss)		(368,219)

The accompanying notes are an integral part of these financial statements

TerraNova Capital Equities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2025

	Common Stock		Additional Paid-in Capital		Accumulated Deficit		Total	
Balance on 12/31/2024	$	150	$	1,883,792	$	(1,711,450)	$	172,492
Capital Contributions				115,000				115,000
Net Income/(Loss)						(368,219)		(368,219)
Balance on 12/31/2025	$	150	$	1,998,792	$	(2,079,669)	$	(80,727)

The accompanying notes are an integral part of these financial statements

TerraNova Capital Equities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2025

Cash flow from operating activities:		
Net income (loss)		$ (368,219)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Unrealized Loss on Securities	$ 7	
(Increase) Decrease in:		
Due from Parent	3,859	
Prepaid Expense	(22.139)	
Other Assets	16,083	
(Decrease) Increase in:		
Accounts Payable	(115,579)	
Accrued Expenses	140,021	
Total adjustments		22,252
Net cash provided by (used in) operating activities:		$ (345,967)
Cash Flow from investing activities:		-
Cash flow from financing activities:		
Contribution from Parent	115,000	
Net cash provided by (used in) financing activities		115,000
Net increase (decrease) in cash		(230,967)
Cash at December 31, 2024		284,920
Cash at December 31, 2025		$ 53,953
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 2,716	
Income taxes	$ 2,500	
Supplemental disclosure of non-cash transactions:		

The accompanying notes are an integral part of these financial statements

Organization

TerraNova Capital Equities, Inc. (the "Company") is a Delaware Corporation incorporated March 18, 1998, which is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of TerraNova Capital Partners, Inc. (the "Parent" or "TNCP"), a Delaware corporation.

Significant Accounting Policies

Revenue from Contracts with Clients:

The Company's business is limited to acting as a private placement agent and to consult in connection with mergers and acquisitions. Revenues from contracts with customers are comprised of investment banking and advisory fees and retainers from clients. The recognition and measurement of such fees is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether revenue should be presented gross or net of certain costs.

Investment banking fees are recognized at the point in time when the Company's performance obligations under the terms of the contractual arrangement is completed, which is typically at the close of a transaction, or in the case of advisory fees (retainers), when certain milestones are reached. Associated with the closing of a transaction, the Company can receive non-cash consideration in the form of warrants. The Company received warrants valued at $2,712 for 2025. For advisory fees, the Company identifies the specific performance obligations associated with each contract with the customer and determines when that specific performance obligation has been satisfied. In certain transactions, the performance obligation is considered satisfied at a point in time in the future and the Company defers revenue on the balance sheet that will be recognized upon completion of the performance obligation. At December 31, 2025, the Company did not have any deferred revenue.

In 2025, the Company derived $1,483,197 from success fees and $30,000 from advisory fees.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Cash and Cash Equivalents:

For the purpose of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31. 2025, the Company had no uninsured cash balances.

Fair Value Measurements:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest

6

level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Common stock: Fair value of securities traded on a national securities exchange are based upon the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

	Fair Value Measurements			
Description	Level 1	Level 2	Level 3	Total
Securities owned:				
Common Stock:	$ -	$ -	$ 4	$ 4
Total	$ -	$ -	$ 4	$ 4

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers between the levels during the year.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2025:

Beginning balance at December 31, 2024	$ 11
Change in Valuation	(7)
Realized gains and (losses)	-
Ending Balance at December 31, 2025	$ 4

Income Taxes:

The Company establishes a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability

when measured against its reported amount in the financial statements. Deferred tax assets and benefits are fully reserved due to the uncertainty of realization.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes.

Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -	$ (32,674)	$ (32,674)
State & Local	-	(56,522)	(56,522)
Current Deferred Benefit		(89,196)	(89,196)
Less: Valuation Allowance		89,196	89,196
Total income tax expense (benefit)	$ -	$ -	$ -

The Company has available at December 31, 2025, an unused Federal, State and Local net operating loss, which may be applied against future taxable income or carried back to offset previous taxable income. These losses generate a deferred tax asset of approximately $430,481.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

The Company is required to file income tax returns in both federal and New York tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for New York purposes is generally four years. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2025, the IRS has not proposed any adjustment to the Company's tax position.

Leases:

The Company leases space on a month-to-month basis at an average monthly cost of $2,895. As discussed below, a portion of these costs are allocated to the Company's Parent.

In February 2016 the FASB issued ASU 2016-02, Leases - (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet to the rights and obligations created by lease agreements, including for those leases classified as operating

leases under previous GAAP, along with the disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its office lease and instead has elected to recognize the lease payments as lease cost on a straight-line basis over the lease term.

Related Party Transactions:

The Company shares office space and administrative services with its Parent and also shares certain insurance costs and the cost of director's fees with its Parent. The Company is a party to an expense sharing agreement with its Parent, reviewed annually, whereby these and other certain expenses incurred by the Company are allocated to its Parent. The expense sharing agreement is cancelable with reasonable notice. The Company records shared expenses monthly as billed. In 2025, the charges related to office space and administrative services amounted to $23,182 while the charges related to insurance and director's fees amounted to $3,021.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Net Capital Requirement:

As a registered broker-dealer, the Company is subject to Rule 15c3-1 (the Net Capital Rule) promulgated under the Securities Exchange Act of 1934, and to comparable rules of FINRA relating to net capital. Pursuant to such, the Company is required to maintain minimum net capital of $5,000 and maintain a ratio of aggregate indebtedness to net capital that does not exceed 15:1. As discussed below, in Subsequent Events, at December 31st, 2025, the Company had a net capital deficiency of $115,112.

Concentration:

The company derived 56 percent of its total revenues from a single external customer in 2025.

Subsequent Events:

In 2025, the Company was named in a lawsuit involving the bankruptcy of a former client. The bankruptcy trustee alleged that the Company was unjustly enriched among other claims. While the Company believed the allegations were unfounded, it engaged in a negotiation to resolve the matter. In the first quarter of 2026, the parties reached a settlement and the Company agreed to pay the bankruptcy estate $95,000 in four installments to settle the matter. Accordingly, the Company has accrued the entire settlement amount, and the legal fees incurred as of year-end, in the 2025 financial statements in the amount of $139,984 which is included in accrued expenses. As a result, the Company had a net capital deficiency as of December 31st, 2025. Upon final determination of the settlement amount, the Company's parent has contributed sufficient capital such that the Company is in capital compliance as of March 31st, 2026.

Segment Reporting:

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and secondary market brokerage businesses. The Company's executive committee, comprised of the Company's executive chairman, president and chief operating officer, serves as the chief operating decision maker ("CODM"), which uses net revenue to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note "Net Capital Requirement"), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Commitments, Guarantees and Contingencies:

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2025, other than the settlement of a claim in March of 2026 as discussed in the footnote, Subsequent Events.

The Company maintains bank accounts at financial institutions. These accounts are insured by the Federal Deposit insurance Corporation ("FDIC") up to $250,000. At time during the year, cash balances held in financial institutions were in excess of FDIC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Company Condition:

The Company has a loss of $368,219 for the year ended December 31, 2025, and has received a capital contribution from its stockholder for working capital. The Company's stockholder has agreed to provide capital contributions to the Company as necessary for it to continue operations and to maintain compliance with minimum net capital requirements.

Management expects the Company to continue as a going concern and the accompanied financial statements have been prepared on a going-concern basis without adjustment for realization in the event the Company ceases to continue as a going concern.

TerraNova Capital Equities, Inc.
Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15C3-1 under the Securities Exchange Act of 1934
As of December 31, 2025

Total Equity	$	**(80,727)**
Deductions:		
Non-Allowable Assets:		(23,818)
Haircuts on Securities and Undue Concentration:		(1)
Net Capital		(104,546)
Minimum Net Capital Requirement (the greater of 6 2/3% of aggregate indebtedness or $5,000):		10,566
Net Capital Deficit	$	(115,112)
Aggregate Indebtedness	$	158,502

Ratio of aggregate indebtedness to net capital	(1.52)

Reconciliation with the Company's computation
(included in Part II of Form X-17A-5 as of December 31, 2025)

Net Capital, as reported in Company's Part II		
(unaudited) FOCUS report	$	35,438
Increase in accrued expenses		(138,984)
Net Capital per the preceding	$	(104,546)

TerraNova Capital Equities, Inc.

Schedule II

Computation for Determination of the Reserve Requirements and Information Relating to

Possession or Control of Customer Accounts for Brokers and Dealers

Pursuant to Rule 15C3-3

As of December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 but does rely on footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.15c3-3 as the Company's business activities are and will remain, limited to business activities in the private placement of securities, mergers and acquisitions and consulting services. The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

TerraNova Capital Equities, Inc.
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)

For the Year Ended December 31, 2025

See report of independent registered public accounting firm

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of TerraNova Capital Equities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) TerraNova Capital Equities, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities, mergers and acquisitions and consulting services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TerraNova Capital Equities, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TerraNova Capital Equities, Inc.'s compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

April 7, 2026

TerraNova Capital Equities, Inc.
Report on the SIPC 7 Annual Assessment
Pursuant to Rule 17(a)-5(e)4

For the Year Ended December 31, 2025

See report of independent registered public accounting firm

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of TerraNova Capital Equities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of TerraNova Capital Equities, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025 Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025 Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, P.A.

Maitland, Florida

April 7, 2026